UNITED STATES SECURITIES AND
EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)

URANIUM RESOURCES, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

916901507

(CUSIP Number)

Catherine J. Boggs
Resource Capital Funds
1400 Sixteenth Street, Suite 200
Denver, CO 80202
United States of America
(720) 946-1444

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Resource Capital Fund V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 835,554
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 835,554
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 835,554
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Resource Capital Associates V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 835,554
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 835,554
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 835,554
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) RCA V GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 835,554
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 835,554
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 835,554
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO, HC

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) RCF Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 58,865
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 58,865
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,865
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Item 1. Security and Issuer

This Amendment No. 8 to the statement on Schedule 13D amends and supplements Amendment No. 7 to the statement on Schedule 13D, filed by the Reporting Persons on November 10, 2016, Amendment No. 6, filed by the Reporting Persons on November 19, 2015, Amendment No. 5 filed by the Reporting Persons on May 7, 2014, Amendment No. 4 filed by the Reporting Persons on February 7, 2014, Amendment No. 3 filed by the Reporting Persons on March 8, 2013, Amendment No. 2 filed by the Reporting Persons on January 4, 2013, Amendment No. 1 filed by the Reporting Persons on September 13, 2012 and the statement on Schedule 13D filed by the Reporting Persons on March 19, 2012, relates to the beneficial ownership of Common Stock, $0.001 par value per share (the “Common Stock”) of Uranium Resources, Inc. (the “Company”), whose principal executive office is located at 6950 S. Potomac Street, Suite 300, Centennial, Colorado 80112. This amendment is being filed to disclose that the Reporting Persons have sold a portion of their interests in the Company.

Item 3. Identity and Background

The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

a.	Resource Capital Fund V L.P. (“RCF V”), a Cayman Islands exempt limited partnership, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. The principal business of RCF V is investments.

b.	Resource Capital Associates V L.P. (“Associates V”), a Cayman Islands exempt limited partnership, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. Associates V is the general partner of RCF V. The principal business of Associates V is to act as the general partner of RCF V.

c.	RCA V GP Ltd. (“RCA V”), a Cayman Islands exempt company, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. RCA V is the general partner of Associates V. The principal business of RCA V is to act as the general partner of Associates V.

d.	RCF Management, L.L.C. (“RCFM”), a Delaware limited liability company, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. The principal business of RCFM is to act as investment advisor to the Resource Capital Funds, including RCF V.

The sole members of RCA V are Messrs. Ryan T. Bennett, Ross R. Bhappu, Russ Cranswick, James McClements, Henderson G. Tuten and Ms. Sherri Croasdale (collectively, the “Principals”). RCFM is owned by two members – RCFM-EU Holdings L.P. (“RCFM-EU”), a Delaware registered limited partnership, and RCFM GP L.L.C. (“RCFM GP”), a Delaware registered limited liability company, with both RCFM-EU and RCFM-GP having their principal offices in Denver, Colorado. RCFM GP serves as the managing member of RCFM and is also the general partner of RCFM-EU. The investment and finance decisions of RCFM GP are made by the managing member, James McClements, and the other members of the Finance Committee, consisting of Henderson G. Tuten, Sherri A. Croasdale, Mason G. Hills and Michele Valenti. The business of RCA V is directed by the officers of RCA V. The Principals serve as executive officers of RCA V. The business address of each of Messrs. Bennett, Bhappu, Cranswick, McClements, Hills and Tuten and of Ms. Croasdale and Ms. Valenti is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. The principal occupation of Messrs. Bennett, Bhappu, Cranswick, McClements, Hills and Tuten and of Ms. Croasdale and Ms. Valenti is serving as senior executives of the Resource Capital Funds which include RCF V.

RCF V and Associates V are each Cayman Islands exempt limited partnerships.

RCA V is a Cayman Islands exempt company.

RCFM is a Delaware limited liability company.

Messrs. Bennett, Bhappu, Tuten and Ms. Croasdale and Ms. Valenti are citizens of the United States. Mr. Cranswick is a citizen of Canada. Mr. McClements and Mr. Hills are citizens of Australia.

During the last five years, none of the Reporting Persons nor any Principal has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any Principal has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making such Reporting Person or Principal subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

The Reporting Persons are filing this Amendment No. 8 to disclose a sale of a portion of the Reporting Persons’ interests in the Company.

Pursuant to a Note Purchase Agreement (the “Note Purchase Agreement”) dated December 5, 2016, RCF V sold to an unrelated party in a private transaction up to $8,000,000 of outstanding indebtedness convertible into shares of Company Common Stock owed to RCF V under a Loan Agreement between RCF V and the Company. Sales under the Note Purchase Agreement will be in two tranches. The initial tranche, completed on December 5, 2016, provides for sale of $2,500,000 aggregate principal amount for a purchase price equal to the principal amount plus $45,139 of interest accrued to the date of purchase on such principal amount. RCF V continues to hold the remaining $5.5 million of currently outstanding indebtedness, which is convertible into 176,282 shares of the Company’s Common Stock. Under the Note Purchase Agreement, sale of the remaining $5,500,000 loan is subject to certain conditions, satisfaction of which is not in the control of the Reporting Persons or the counterparty to the Note Purchase Agreement.

None of the Reporting Persons currently has any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons reserves the right to dispose of the securities of the Company or to formulate other purposes, plans or proposals regarding the Company or its securities to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5. Interest in Securities of the Issuer

As of December 5, 2016, RCF V beneficially owns 835,554 shares of Common Stock of the Company. RCF V may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 6.2% of the issued and outstanding Common Stock of the Company.

As of December 5, 2016, Associates V may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 6.2% of the issued and outstanding Common Stock of the Company.

As of December 5, 2016, RCA V may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 6.2% of the issued and outstanding Common Stock of the Company.

As of December 5, 2016, RCFM beneficially owns 58,970 shares of Company Common Stock, and may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 0.4% of the issued and outstanding Common Stock of the Company.

Except as described above and in Item 6, none of the Reporting Persons has effected any additional transactions with respect to the Common Stock of the Company during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On December 5, 2016, RCF V entered into a Note Purchase Agreement with an unrelated party for sale in a private transaction of up to $8,000,000 of outstanding indebtedness owed to it by the Company under the Loan Agreement, which is convertible into 256,410 shares of Company Common Stock. Sale of $2,500,000 of indebtedness has been completed, and sale of the remaining $5,500,000 is subject to the satisfaction of certain conditions which are not in the control of the Reporting Persons or the counterparty to the Note Purchase Agreement. The Note Purchase Agreement is an exhibit to this report and is incorporated herein by reference (and this description is qualified in its entirety by reference to such document).

Item 7.	Material to be Filed as Exhibits

10.1	Stockholders’ Agreement, dated as of March 1, 2012, by and between Uranium Resources, Inc. and Resource Capital Fund V L.P. – Incorporated by reference to Exhibit 10.3 to the Schedule 13D filed by the Reporting Persons on March 19, 2012.

10.2	Registration Rights Agreement, dated as of March 1, 2012, by and between Uranium Resources, Inc. and Resource Capital Fund V L.P. – Incorporated by reference to Exhibit 10.4 to the Schedule 13D filed by the Reporting Persons on March 19, 2012.

10.3	Loan Agreement dated as of November 13, 2013 between Resource Capital Fund V L.P. and Uranium Resources, Inc. and its subsidiaries – Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on November 19, 2013.

10.4	Amendment No. 1 to Loan Agreement, dated April 29, 2014, among Uranium Resources, Inc., those subsidiaries of Uranium Resources, Inc. from time to time party thereto, and Resource Capital Fund V L.P. – Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on April 30, 2014.

10.5	Management Support Agreement, dated August 11, 2015 between Uranium Resources, Inc. and RCF Management L.L.C. – Incorporated by reference to Exhibit 10.5 to the Schedule 13D filed by the Reporting Persons on November 19, 2015.

10.6	Amendment No. 3 to Loan Agreement dated December 5, 2016, among Uranium Resources, Inc., the subsidiaries of Uranium Resources, Inc. party thereto and Resource Capital Fund V. L.P. – Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on December 6, 2016.

10.7	Note Purchase Agreement, dated December 5, 2016, between Esousa Holdings LLC and Resource Capital Fund V L.P.*

99.1	Joint Filing Agreement, dated as of December 13, 2016*

* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 13, 2016

RCA V GP LTD.

By:	/s/ Sheri Croasdale
	Name:	Sheri Croasdale
	Title:	Chief Financial Officer

RESOURCE CAPITAL ASSOCIATES V L.P.

By:	RCA V GP Ltd., its General Partner

By:	/s/ Sheri Croasdale
	Name:	Sheri Croasdale
	Title:	Chief Financial Officer

RESOURCE CAPITAL FUND V L.P.

By:	Resource Capital Associates V L.P., its General Partner

By:	RCA V GP Ltd., its General Partner

By:	/s/ Sheri Croasdale
	Name:	Sheri Croasdale
	Title:	Chief Financial Officer

RCF MANAGEMENT L.L.C.

By:	/s/ Sheri Croasdale
	Name:	Sheri Croasdale
	Title:	Chief Financial Officer

- 9 -